UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated October 5, 2022 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, October 5, 2022 Comisión Nacional de Valores

Re.:Report of further extension of preliminary injunction granted in the proceedings “Telecom Argentina S.A. a/EN-Enacom and other re. preliminary injunction (Autonomous)” (Docket No. 12,881/2020)

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) in furtherance of the relevant information made public on April 22, 2022.

Regarding this matter, we inform of the decision rendered by the Federal Administrative Litigation Matters Court No. 8 in the proceedings “Telecom Argentina S.A. a/EN-Enacom and other re. preliminary injunction (Autonomous)” (Docket No. 12,881/2020) whereby the Court decided to further extend for a period of 6 (six) months the preliminary injunction previously granted in these proceedings, according to section 5 of Law N° 26,854.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 5, 2022	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations